Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS L.P. ANNOUNCES

ENTERING INTO A DISTRIBUTION AGREEMENT FOR AN

AGGREGATE OFFERING PRICE OF UP TO $100 MILLION

Hamilton, Bermuda, May 29, 2013 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has filed a prospectus supplement with the Securities and Exchange Commission (SEC) through which it may, from time to time, issue common units representing limited partner interests with an aggregate offering price of up to $100 million through J.P. Morgan Securities LLC (JP Morgan) as sales agent.

Sales of common units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed to between Teekay Offshore and JP Morgan.

Teekay Offshore is under no obligation to issue common units under the distribution agreement. The Partnership intends to use the net proceeds from sales under this program for general partnership purposes, which may include, among other things, repaying or refinancing all or a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures, including installments on newbuilds and expenditures on asset conversions, or acquisitions.

The common units will be offered pursuant to a prospectus supplement, dated May 29, 2013, to the Partnership’s base prospectus, dated May 17, 2013. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained by visiting EDGAR on the SEC website at www.sec.gov, or by contacting JP Morgan as follows: J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204.

In connection with the securities offered under the Registration Statement on Form F-3 effective as of May 17, 2013, the Partnership may file on Form 6-K preliminary, unaudited financial results for each of the four quarters of its fiscal year in advance of its regular quarterly financial reports on Form 6-K, and its regular year-end financial report, filed on Form 20-F.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements regarding the proposed offering of common units and the use of proceeds from the proposed offering, involve risks and uncertainties that could cause the outcomes or results to be materially different.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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